Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

Andrew Keys, Co-Founder and Chairman of Pubco, gave an interview with the Medici Network, which was released on October 27, 2025. The following is a partial transcription of the interview:

Andrew Keys: So what I thought would make more sense would be able to create an operating business that would be able to stake at 100% capacity because we didn’t have the 24 hour redemptions, and we would be able to also avail ourselves to the restaking ecosystems as well as the DeFi ecosystems. So that’s what we’ve built in The Ether Machine.

David Grider: Hey everyone, welcome to the Level Up Podcast presented by the Medici Network, the exclusive community for financial institutions to engage with blockchain native funds and founders. I’m your host, David Brider.

Sean Farrell: And I’m your host, Sean Farrell. Before we kick things off, make sure to hit the subscribe button and follow us on Twitter for the latest episodes.

This podcast is for informational purposes only and nothing here in should be considered financial, legal, tax or investment advice. The views expressed by our host and guests are their own and do not reflect those of the Medici Network, fund-struck global advisors LLC, finality CP management LLC or their respective affiliates. All listeners should consult their own professional advisors as to the legal, tax, financial or other matters before making any investment decision.

David Grider: Now let’s get into it.

Sean Farrell: Hey everyone, welcome back to Level Up. David and I have another DAT conversation on DAT today that we’re pretty excited to get into. We’re going to be speaking with Andrew Keyes, Co-Founder and Chairman of The Ether Machine, one of the larger Ethereum based DATs out on the market. Maybe we start by running through some quick stats. David, you want to take us through it?

David Grider: Yeah, you know, and Sean, I like that. Another DAT day here on the Level Up Podcast. We have The Ether Machine ticker ETHM and it’s, you know, around 1050 trading at price. It’s one of the SPAC approach. One of the DATs took a SPAC approach as opposed to the kind of direct listing or reverse takeover approaches, about a $2.7 billion market cap. Currently, and, you know, as Sean mentioned, comps are, you know, the other largest theorem, DATs, BitMind, SBAT, Izzillo and others. And, you know, also like these, many of these in the sector following the MicroStrategy playbook. And The Ether Machine has based on some recent reporting about 2.3 billion of ETH. And we estimate that to be around a 1.2 times multiple. And we’ll talk about a lot of that as we go into the show a bit more, I’m sure.

Sean Farrell: Yeah, and like I said, they are one of the largest ETH DATs. They’ve, as David mentioned, they’ve amounted, or they’ve amassed any ETH holdings of approximately $2.3 billion. And I do want to note that the data that we’re working with right now is as of October 6, I know that, you know, the market just went through some pretty substantial volatility. And so these numbers might be a bit different by the time this goes out. But yeah, they’re in third place behind BitMind and sharp link at this moment in terms of treasury size.

David Grider: That’s right. And I mean, I think that, you know, the interesting story of late really has just been the accumulation story for the different assets and what that’s done for the price. I mean, obviously Bitcoin had such a strong performance in the last few years as MicroStrategy was driving a lot of growth, but that slowed significantly.

And, you know, really the Ethereum DATs overall as a category have, you know, really taken over that show. And I think it shows in both the ETH performance here. And you can see as a percentage share of the total supply, what is held by DATs for all DATs for each asset. And obviously ETH has been very strong. So The Ether Machine is riding that trend.

Sean Farrell: Yeah. And look, they have come to market in a much different way than some of these other DATs. You know, the other two larger DATs, SBAT and BitMind, you know, they went to market through the pipe offering reverse takeover type go to market strategy. The Ether Machine is going to market via SPAC. The transaction has yet to close. But despite that, you know, they’ve been able to still acquire, you know, a pair of significant slugs of ETH. And so, you know, they found ways to acquire ETH, despite not being able to access that that ATM like these other DATs.

David Grider: Yeah, that’s right. You can always do the private market route. And that’s what they’ve done so far, waiting for the transaction to close and curious to get some time, some timetables from Andrew and how, when he thinks that’ll happen. But, you know, here’s the trading volume for the DATs shares, right? So the trading volume of DAT shares get for the underlying assets. So think of, you know, the trading volume and micro strategy and other ETH DATs versus BitMind. The Ether Machine and other ETH DATs. And, you know, I think the thing to note is that, you know, ETH trading volume has really become 50% or more as of late of DAT trading volume. And I guess, what does it say, liquidity is vitality or something like that? Is that saying, right? Sean?

Sean Farrell: Sounds about right. That’s about right. And if not, that does sound like something that sailor would say.

David Grider: And if not, maybe we’ll coin it here on level up first. But, I mean, the key really, you know, is this trading volume because liquidity does give you the ability to sell shares for many of the DATs. And, you know, I mean, Andrew is taking a different approach with ETH or The Ether Machine here. You obviously have the volume for the ETH DATs. And BitMind is the most liquid here. But again, as we mentioned, I think Andrew is taking a different approach and we’ll be exciting to hear about that.

Sean Farrell: It’ll be interesting to hear whether they, you know, choose to go the M&A route. I know Andrew has mentioned some, you know, some things here and there about perhaps being a bit acquisitive with their currency in their shares once that transactions actually goes live. But here you have the entirety of the ETH DAT CompSAT or at least all of those ETH DATs that I guess really matter. And you can see that very few of them are trading above NAV as of October 6, BitMind being the notable one. And then the other one is The Ether Machine at 1.2x NAV.

David Grider: Yeah, I think that’s right, Sean. And it’s going to be exciting to see if they can hold that when they launch and grow it, hopefully. And this is the performance of just the three largest Ether Treasury companies, BitMind, S-BET and The Ether Machine. You know, The Ether Machine has really been kind of the middle of the pack just as of the date of this chart. And, you know, we’ll be interesting to see how this trades after the SPAC goes live. And then finally, really not a lot you can do on a chart like this, you know, such a new SPAC listing. I just think the only thing you can say is it’s, you know, it’s trading in this range kind of around the deal price, the SPAC price, you know, which is typically $10, which kind of trading in a 10 to maybe 11 range over the last month, month and a half. And, you know, we’ll see if, you know, Andrew thinks there’s a lot of compelling reasons, and I believe he probably will for this to break out, hopefully, when the SPAC goes live. So anything else you’re looking forward to getting into on the show, Sean?

Sean Farrell: No, I think that about wraps it up by, you know, just looking at this technical trend chart and some of the volume charts. I think the moral of the story is that the clock hasn’t really started for these guys just yet, you know, because that transaction has yet to close. So like you, I’m looking forward to getting some kind of time frame on the perspective closing of that transaction. And, yeah, just hear more about how he plans to execute and perhaps differentiate himself from these other dads.

David Grider: All right, well, with that, let’s get into the show.

Sean Farrell: Andrew, welcome in really excited to chat today. This is our second installment of our ETH DAT series, if we want to call it that. We’re excited to hear from you about, you know, the strategy that you guys are pursuing from what David and I understand, you know, you’re taking a bit of a unique approach to the DAT strategy. But before we get into that, we’d love to just get a brief background of yourself. I know you have been in and around the crypto ecosystem for a very long time, specifically within the Ethereum ecosystem. So maybe we start there.

Andrew Keys: Sure. Well, thanks a lot for having me Sean and David. I appreciate the time. I have been around the Ethereum ecosystem since inception. Prior to Ethereum, I built a revenue cycle management company that processed insurance claims, which is kind of a boring business, but basically in that business, I learned everything that was wrong with payment systems and databases. At the same time, Bitcoin happened. And I said, well, Bitcoin was this kind of funky experiment monetary policy, but there was only one asset of Bitcoin and one function to send. And that really didn’t interest me because from my prior experience, I knew that the world was a bit more sophisticated. And when I read the Ethereum white paper and saw essentially the codifying of legal agreements where we could digitize any assets and embed those assets with arbitrarily complex logic into digital legal agreements and say, you know, if X were to happen, then send a tremendous potential. And I met a handful of early Ethereum protagonists at the first ever Ethereum meetup in Manhattan. Aaron Wright, who created the Lao was there, Joseph Lubin, who is the one of the co-founders of Ethereum. And Joe was considering to build what he called the time crypto Google or crypto alphabet.

And I volunteered to work at Consensys without salary initially to embark on that vision. And basically the first time ether crossed $1, we created the implementation of Ethereum on top of Azure. So we basically uploaded the Java client in a permissioned cloud context and enabled institutions to tokenize any assets and trade those tokens in real-time growth settlement. And we had a hundred word article on the Wall Street Journal declaring this the concept of blockchain as a service in October of 2015. So literally 10 years ago. And that was the first time ether crossed $1.

David Grider: Let’s put that the enterprise of theorem alliance or something else.

Andrew Keys: No, so I helped build the enterprise Ethereum alliance as well. That was two years later. So these were very early days and the enterprise Ethereum alliance was focused on creating standards. And if you kind of go through the history of technology, Java became J2 EE, Java to enterprise edition. And it became the most used software language due to the ability for standards, meaning that if you had clean web APIs and clean database APIs. And you were an engineer in Mumbai or Paris or New York or San Francisco, you were using the exact same standard. And that’s what kind of permeated Java to enterprise edition. And we believe that we needed to create standards around Ethereum. So, you know, some of the famous standards are the ERC, the Ethereum request for comment 20 token standard. There were wallet standards. There are identity standards. We’re starting to see standards occurring in a Genetic AI for Ethereum. And so, basically, I helped build Consensys from the ground up and sat on the board of directors of Consensys and created three of the 12 implementations of Ethereum, as well as one of the most used developer wallets named MetaMask. And then I created a commodity pool operator and commodity trading advisor. So, a CPO and a CTA that was registered with the CFTC under the acronym of DARMA, which is digital asset risk management advisors. And since the inception of a theorems proof of stake, we have been staking bare metal servers at institutional scale. And so, basically, tens of thousands of validators, billions of dollars of ether without a single slashing event. And this kind of brings us to where we are today. And basically, where we are today is that about six months ago, one of the large Ethereum ETFs came to me and asked me to be a market maker for their withdrawals. And basically, it’s important to note that the ETFs in America have 24 hour redemption requirements. And if you are following Ethereum right now, there’s a 42 day unstaking queue. And basically, the ETFs in the United States are not going to be able to stake at full capacity. And they basically approached me as one of the largest institutional stakers and asked me if I would market make that delta. And at this point was when I realized that the ETFs were going to be inadequate for public market investors to have staking yield. So simply put, if you look at the Ethereum ETFs in places like Canada or Europe, they’re staking at 50% capacity, meaning that if you had a billion dollars of ether, only $500 million of it’s being staked 50% capacity. And that was only earning what I would call the vanilla staking yields, not participating in restaking or DeFi. So what I thought would make more sense would be able to create an operating business that would be able to stake at 100% capacity, because we didn’t have the 24 hour redemptions. And we would be able to also avail ourselves to the restaking ecosystems as well as the DeFi ecosystems. So that’s what we’ve built in The Ether Machine.

David Grider: Yeah, that’s a great overview, Andrew. And it’s, I mean, obviously it’s, you know, it’s clear. I mean, you and Joe have really, you know, of the ETH DATs are the people who have kind of been there. The longest and really seen the full evolution of, of Ethereum. Let’s talk about like a little more like why Ethereum, right? Like, what’s, like, what’s the thesis there and like the investment case underlying the asset? Like, maybe, you know, a little bit. How is that changed over the years since you got involved? You’ve been in it for a while.

Andrew Keys: You may consider me biased. You may consider me in ETH maxi. But, but what I would say is I believe Ethereum is the only blockchain capable of being the substrate to the next generation of the internet. And, and I’ll just cite kind of two data points that are facts. And everyone’s going to have opinions, but, but, but, but to stick with the facts. The financial accounting standards body has a definition of assets. And, and there’s a definition of what are called high quality liquid assets. Things like stable coins, real world assets, stocks, bonds, derivatives. And right now, we are in the opening act of blockchain still. Even though we’re 10 years later since the inception of Ethereum. There’s $250 billion of high quality liquid assets on all blockchains. 90 plus percent of those high quality liquid assets settle to Ethereum. Liquidity begets liquidity. And what, what I would say is that if one understands that 90% of those assets are settling on to Ethereum, that is, I would say, escape velocity. Similar to Google with search, where 90% of searches happen on Google. And ask Jeeves gets 1% and Bing gets 1%. And Yahoo gets 1%. So the second largest blockchain, as I think something like 7% of the high quality liquid assets, and then it drops down precipitously. So that’s like the first consideration. The second consideration is the ability to have 100% uptime. Ethereum has 12 implementations that form consensus every 6 seconds. And since inception of the Ethereum network has had 100% uptime. If you’re talking about a global, credibly neutral settlement layer for Earth, Ethereum is the only one that has this type of client diversity. So basically, if there’s a bug in one of the clients, the other 11 can continue to form consensus. And then lastly, I would talk about decentralization, which for the global settlement layer of Earth, which is really what I’m interested in. You know, trading mean coins. This is the most decentralized network on Earth. And so what we’ve seen with, you know, with the largest security bounty in the world, in terms of Ethereum’s proof of stake network, you know, securing, you know, basically there’s a $150 billion bug bounty right now that Ethereum’s proof of stake consensus mechanism has. So I think those are a few reasons why I think that Ethereum is poised to be the next generation of the Internet.

David Grider: On our last episode of the podcast in Singapore, we had Vitalik. And, you know, after a panel with the, with him and some other people with the foundation, the one thing that struck me most is, you know, I feel like Ethereum, like the foundation, has gotten much more commercial recently. They’re much more engaged with like going out to investors and like connecting on like use cases and Wall Street and adoption over the tech. I mean, you’ve been around it a while. Have you seen kind of the inner workings of some of the governance, like, you know, evolve over the years in that direction as well?

Andrew Keys: Absolutely. I mean, I think what we’ve seen is 10 years ago, literally at Microsoft, when we created the concept of blockchain as a service, we went out to every Fortune 500 and they didn’t have a blockchain team. They had kind of a young new to the team computer scientist that was allowed to play with this technology. You know, one tenth of their working day. And now what we’ve seen is the evolution where Fortune 500s have to have a blockchain team. You know, JP Morgan has a team of 50 people that solely work on this. And furthermore, we lived through a political headwind during, I would just call the Gensler era where tons of work was being done that is now turned into a political tailwind. The GENIUS Act that recently passed in July is earth shattering for this technology. It basically gave the green light for every institution to digitize the dollar or their currency, the British pound, the Japanese yen, et cetera. And basically, we’re starting to see not only the banks having digital dollars, but places like Walmart having their own version of a digital dollar. And what this is going to do is it’s going to increase the velocity of money and create a price discovery mechanism for the value of intermediation. And so you’re starting to see the ability to pay with USDC. And then, you know, the good is 3% cheaper because we don’t have to pay the credit card processing companies.

Sean Farrell: So maybe we if we circle back to talking about heather machine, how should folks think about the trade offs and owning the asset versus dads broadly. And perhaps from your perspective, you want to speak to The Ether Machine’s strategy and how they should think about the risk exposures to machine versus body.

Andrew Keys: What I would say is, you know, first we differentiate Bitcoin versus Ether. There’s already a category defining winner in Bitcoin with MSTR and Bitcoin, probably more importantly, does not generate yield. And that’s one of the reasons, aside from kind of all of the data points that I gave, why I think Ethereum to be the next generation of the Internet, why we chose to deploy Ether. And then when we kind of get into, I would just call it broadly speaking, you know, like, let’s call it the top three vehicles. Two of the three S bet and BM and R are shell companies where they did a reverse takeover of a previously dying microcap. And I think that Joe is going to do a great job, Tom’s obviously doing a great job already. I personally couldn’t get comfortable with deploying my own capital into a shell company. There’s a notion of what I call contingent and pre existing liabilities where we purposely did not want. The previous operating business of the shell companies, the previous governance structures, the previous cap tables. And basically, we wanted a de novo, a brand new entity without any of those previous risks, because we don’t know what skeletons are in the closet. You’re seeing that some of these companies now are essentially holding aside part of the capital that’s invested for potential class action lawsuits from the previous operating business. And so what we’ve done is we’ve gone the de novo route that is a clean operating business that’s brand new without pre existing management pre existing operating expenses and pre existing governance. And so what I think broadly, when we talk about, you know, spot exposure versus the ETFs versus a digital asset treasury. So, so one can acquire Ether and they could potentially stake it in their own retail exchange account. And the retail exchanges are typically charging in excess of 25% of the staking yields.

And then the owner of that. Ether is required to deal with the public private key pairs, which I don’t think the majority of retail is ready for, especially if they’re allocating large amounts of their investment capital. It feels to me like weekly we see these horrible stories of somebody losing their life savings because of a hack on one of these exchanges.

So that’s, I would say the first is spot exposure. And you could stake it through an exchange and they’re going to charge an egregious fee. Secondarily, one could go to the ETF. Right now, the American ETFs are starting to enable staking. And we believe due to this withdrawal queue nuanced specific to Ethereum, there’s only going to be 50% of staking capacity. And that’s what we’re seeing in Europe and Canada. So if you think of this like a perpetual bond. It’s half the yield. So it’s probably worth half as a perpetual bond. So it’s like availing yourself to a stock that pays a dividend, but only getting 50% of the dividend. And then lastly, there are the digital asset treasuries. And I think that there are two ways to think about the digital asset treasuries kind of on chain exposure and off chain exposure. And what I mean by that is that our digital asset treasury, for example, is able to generate Ether-denominated yield via staking at full capacity versus DTFs. We’re able to stake everything. And that’s our first bucket of activity. Secondarily, there is another technology called restaking. Restaking is taking Ethereum’s proof of stake consensus mechanism and using that to secure other middlewares. So Eigen Layer is one of the kind of the lead examples in the restaking space. And Eigen Layer had a hundred million dollar raise at a billion dollar valuation by Andreessen Horowitz. And about two years prior to that, I personally invested $2 million at the $25 million valuation. So basically, my firm has been very close with the Eigen Layer team in the user experience and the yield generation from restaking. And I believe that this is going to be another place where we can add additional alpha to the portfolio. In addition to participating fully in staking, we’re also able to add additional yield restaking. And then lastly, we can participate in the DeFi economy.

Whereas versus the ETFs, they’re only going to be able to stake 50% and not participate in restaking or DeFi. So that’s the on chain part of the equation. And the off chain part of the equation, which is very important to the ability for the digital asset treasuries to add value is they can access the public equity and credit markets. Simply put, we can sell our stock for additional Ether. Or we can trade and actually participate in what I would call a creative M&A. I think that there’s a certain critical mass of volume or assets that these digital asset treasuries have to have. We’re going to come to market with likely $3 billion of committed capital. If you look at kind of the price of Ether right now, there are a bunch of digital asset treasuries that are trading below nav that are, you know, $100 million, $500 million, you know, sub $500 million. And I think that all of those are going to probably get rolled up. So basically a we can do a creative M&A using our public company stock and we can issue credit. So in the form of either convertible bonds, or we can issue preferred shares. And I think another important thing to note is that. Another benefit of the, the going, this de novo route without pre existing liabilities, like the shell companies is that our vehicle is the first vehicle since MSTR to achieve a big for audit. And so we just achieved a big for audit with KPMG. And that’s important because the bulge brackets don’t want to touch any entity that doesn’t have a big for audit. So our investment banker is city versus kind of if you go through these shells, there’s a bunch of no name investment banks that I’ve never heard of, no name auditors, no name law firms. We use city KPMG and scatter. And basically, if you understand how this trade works, what got MSTR from single digit billions to sent to billions was the ability to issue convertible bonds and preferred shares. And basically what they did was they were selling volatility. To hedge funds that wanted to acquire volatility. And they were using the underlying asset. They were using those proceeds, the dollars. To acquire the underlying asset for shareholders that wanted exposure to Bitcoin. And that’s what really drove MSTR from single digit billions to sent a billion dollars. And there’s basically being on the right side of that reflexivity and having a M now that’s positive. And we with our KPMG audit and our bulge bracket investment bank, believe that upon completion of our business combination, we’re going to be the best situated vehicle with the best structure to actually participate in the convertible bond and preferred shares. That are very similar to what MSTR are employed to go from single digit billions to sent to billions.

David Gridger: That’s really great, Andrew. And there’s a lot of stuff I want to dive back into and impact, especially in the operating business side and DeFi, we’re shaking stuff, but sticking on the capital market stuff. Just remind, let’s remind the viewers and just walk people through kind of the history of, you know, your structure, your racist back, how much was that. What was put in and then any other, any other comments on the timeline you can provide for that quarter of it.

Andrew Keys: So on July 21st of 2025, we announced our business combination agreement, where our de novo entity, The Ether Reserve LLC, which was a brand new LLC was intending to merge with the dynamics spec. And we announced the 1.7 billion 1.6 1.7 billion. I don’t have the exact number, but, but let’s call it over 1.5 billion dollars of committed capital, of which I personally committed 150,000 Ether. If you look in the digital asset treasury space, that is the largest personal contribution by multiple. And, and I think that’s important because I am only going to act in methods that are creative for myself and my shareholders, and I’m going to lead by example. I think there are examples that I’ve already seen of kind of dilutive instruments, and I’d be happy to kind of explain, you know, an example of one later, but basically. I am Ether denominated in my brain, and our north star is increasing our Ether concentration and our generation per share. And so we had a $1.6 billion opening round. And then we had a subsequent follow on round where another large Ether investor wanted to deploy into the vehicle. And so we raised another 150,000 Ether worth about $750 million.

David Gridger: This is a valuation on some of those rounds on the pricing of the first two.

Andrew Keys: So the first round was at $10.

David Gridger: The second round was at $10.25. God, it’s so like a one and then one point single digit in nav. Is that right?

Andrew Keys: Yeah. And so the vehicle has currently just shy of 500,000 Ether and four and just shy of $400 million of committed capital. So 500,000 Ether you’ve got let’s call it back in the napkin $2.4 billion plus another $400 million. So we’re at about $2.20 billion of committed capital. And so we are going through what’s called a business combination agreement. And so we’ve submitted our S-4 for registration. And upon that feedback, we should be moving forward.

Sean Farrell: So I think you talked about some of the benefits of engaging in a SPAC versus reverse takeover. You know, you have a empty shell. Could you maybe speak to some of the trade offs? I think you might have been alluding to some of them before. But what things can you not do that some of these folks that went the RTO path might be able to do? What can you do that they can?

Andrew Keys: Yeah, I think the best thing that they’ve been able to do was go out hot off the bat with ATM equity issuance from inception where we have to basically have our merger occur. And I think that’s kind of the key differentiator. But I think that what we’re going to see is that it’s going to be a longer road to hoe for these shells to actually go through a big for audit because they have to deal with the pre existing operating businesses. And without the big for audit, the bulge bracket investment banks will not issue convertible bonds and preferred shares on those vehicles. And I think that that is going to be a key differentiation point over, let’s call it the five year, 10 year horizon of these vehicles. What we can do differently is that we, you know, we can participate in what I think our strategy is going to be is going to be participating in a creative M&A where we’re going to be doing roll ups of Dats that have sub M. And basically where we’d be able to buy the assets, convert them to Ether, or if they already are Ether. And then we’d be able to basically use our equity similar to how they, I would call it the shells have been able to use their equity, but instead of issuing ATM. And then we’re going to be able to do the convertible bonds and the preferred shares much easier.

Sean Farrell: Yeah, we actually just saw our first instance of dad M&A a couple of weeks ago and similar and strive. I thought that was fascinating. Curious, you know, you mentioned the prospect of you guys using your equity to acquire another dad trading below, a ETH dad trading below now. Would you ever consider acquiring, you know, a Bitcoin dad or some other all coin that.

Andrew Keys: So this is definitely an Ether vehicle. We could potentially acquire another Dats assets, but it would be converted to Ether.

David Gridger: Oh, interesting. So if a Bitcoin dad was just trading .6 now, you would buy that liquidated convert. Oh, you know, that’s interesting, Andrew.

Sean Farrell: And I mean, if you’re trying to achieve alpha, right, that’s how you’re going to do it.

David Gridger: It’s not sick with the underline, right? That makes sense. Yeah, I mean, for me, is it just fair to just like your strategy versus others, right? Like, you know, bit mining aspects so far. I’ve been very ATM focused capital markets heavy. They, you know, I didn’t think bit mine’s taking yet. They will soon or whatever, but you’re really more on the on chain yield generation, the converts in the cap structure and then the accretive M&A is like you’re, you’re kind of like strategy. Focus over compared to those two, right?

Andrew Keys: I would say, like, if you actually go through our team, we’ve acquired. I would call I called them the Avengers of Ethereum. Tim Lowe, for example, built the staking engine within Consensys, rebuilt that within DARMA and then has built that, you know, all of that kind of comes with him into The Ether Machine. We have an entrant. We have a hired head of DeFi, a gentleman by the name of Darius Prichel is a charter financial analyst. Previously worked to JP Morgan. Previously worked at Consensys. Previously worked for Steve Cohen. And we don’t have an outsourced asset manager. I think that if you look at a lot of these other vehicles, they have an asset management fee that scales with assets. And, and I don’t think that that’s necessarily good for shareholders and basically all of that’s happening in house. And then Dave Marin led M&A for consensus prior to this. So basically did over 10 acquisitions using private company stock in the crypto space. And now he’s going to have public company stock, which is much more liquid. So basically a very strong M&A lead there. And then in terms of kind of managing a public company, you know, the first three people I just mentioned, Tim, Darius and Dave, they all come from kind of a heavy crypto background. And then the last gentleman is a guy by the name of Jonathan Christadoro. Jonathan Christadoro is leading our public company excellence. And basically he’s a classic underachiever. Harvard Cornell and Wharton degrees, then went into the Marine Corps, then was a Morgan Stanley investment banker that worked for Steve Cohen and Carl icon has set on 10 public boards, including Xerox PayPal, Lyft, eBay, and Dell. And basically is leading public company excellence within the firm. Some guys just can’t get their life together.

David Gridger: Andrew, I think you guys have a great team for that. I want to shift back to some of the operating business stuff. Because you mentioned something very near and dear to our heart of finality, which is like, you know, restaking. We were early into Eigen Layer as well. I’m pretty big supporters of the ecosystem. Maybe like let’s talk more again about like some of the on chain stuff. So do you think how much do you think you’ll put into some of these? Obviously you’ll probably stake everything. How much do you think you’ll restake? How much do you think you’ll put into certain DeFi strategies? How much risk is too risky?

Andrew Keys: So you guys are fellow. I would just call it blockchain nerds. So you probably came across of Vitalix, Buterin’s recent blog post about what I would call low risk DeFi. That’s where this vehicle will sit within the DeFi ecosystem. Basically, we are not going to be going out looking for 100% APYs of the latest and greatest smart contracts because with that, there is tremendous risk. You know, basically, let’s just call it formal verification of smart contracts.

I would say is kind of the biggest risk there. And so what we will do is we will stake an overwhelming majority and stake and restake an overwhelming majority. Let’s call it north of 90%. And then we will also work within the ecosystem and basically help build the Ethereum and Ether-denominated yield generation ecosystem. And so there are different ways to participate in that. But basically, I would say back of the napkin will likely be somewhere like 90.

David Gridger: Got it.

Andrew Keys: Staking and making a re-staking 90 10% DeFi. I would say back of the napkin. And then, and then I mean, I think that the critical mass of Ether generation and concentration increase, which is our north star, we believe will come from a creative M&A. And from what we would just call financial instruments that we can employ with our public markets structure, like a convertible bond or preferred share.

David Gridger: One more question. What do you think, like, so I don’t know, maybe I’m a little off today. Maybe it’s 3% based taking rate or something right for ETH today, just roughly. And the ETFs only get half of that. So it’s called one and a half. What do you think you’ll get kind of as an all-in yield on that?

Andrew Keys: So we’re just starting to see, like, the earliest signs of small product market fit within Eigen Layer. And just to give you an idea, one ABS restate something like Eigen DA can add an additional 45 basis points. So if you have, let’s call it 300 basis points of yield of vanilla staking. And then you add 45 basis points. That’s adding an extra 12%. And that’s just one ABS. And you can basically have multiple ABSs. And, and I think that you can get with the DeFi, I think we can safely justify higher single digit yields. And so our, you know, a good blended yield for us, I think, would be 5, 6, 7%, would be a goal. And basically, we think that we could do that without taking unnecessary risk. So basically, if we can get 5, 6, 7%, risk adjusted returns, and then further compound that by prudently risk managing convertible bonds and or preferred shares. And then, and then also doing a creed of M&A to discounted M&A vehicles that don’t have the scale that we have. And we think, you know, the bare minimum scale to survive in this is $2 billion. And so I think that the juice isn’t necessarily worth the squeeze under that.

David Gridger: On the converts, what did you think of the BTBT converted those issues in the Zilla converts? And how is that compared to what you’re thinking about?

Andrew Keys: I think because they are shell companies, they were not afforded very good terms, and they have relatively low float. I think that we’re going to be able to drive down the cost of capital. And unfortunately, in both of those instances, they’re on the wrong side of reflexivity and are trading at a sub multiple to nav. So I think that there are kind of issues there.

Sean Farrell: So circling back to the on chain, just to close the loop on the on chain stuff. So you mentioned, you know, staking and restaking, get that. What are some of the activities and protocols you expect to be engaging with? I know they’re within that low risk defy category, but, but you cite some activities and protocols you plan to point to.

Andrew Keys: We’d rather save those fireworks for when we’re, we’re absolutely on chain and live with them. So you’re going to have to stay tuned in that regard.

David Gridger: Can you do like Trump, you know, where they buy and invest in Intel. Maybe they buy some calls on it before, you know, either with Ava or whatever.

Andrew Keys: I mean, I think obviously a good example of a low, low risk defy protocol that’s got $75 billion in a UN. So it’s essentially had a $75 billion bug bounty. It’s been around for five years. So that’s something that, you know, is an example of something that we would feel comfortably comfortable deploying capital.

Sean Farrell: So maybe I think it’s a hot topic of conversation really pertinent on today’s price action since we’re squarely in the red. But, you know, a lot of folks are talking about systemic risks. I think they’re overblown as it pertains to dads. But it’s going to be very interesting to see how markets or how these debt managers react to a market downturn. Not that we’re calling for one, but eventually, you know, everything is a cycle and we will have a downturn. What risk do you view that creating for the market or either mine and how do you plan to operate in the environment?

Andrew Keys: So what I’d say is this is kind of the part of the conversation where I’d say where I broadly call it play silly games, win silly prizes. And I think there are lots of risks that are involved. I’ve already kind of highlighted one consideration, which is pre existing liabilities and contingent liabilities. I think that, you know, a lot of companies have rushed to get a vehicle out the door. And over the next year are going to learn what the skeletons are in the closets of these vehicles. You know, you had a previously dying microcap, essentially where it’s zero. Now there’s a hundred million dollars or a billion dollars in a vehicle and that vehicle going forward may be operating treasury and may have all the best of intentions. But that vehicle has a four year statute of limitations that could be subject to class action lawsuits. I think that’s a huge honeypot. Secondarily, I don’t think that retail necessarily understands all of the financial engineering that can occur in these vehicles. I’ll give a broad example. And there was a vehicle that announced that they sold their stock at a 14% premium to the spot price on the public markets. And the initial response room was like, Oh my gosh, this company is doing so well. They can they can sell at a 14% premium to the spot price to an institutional investor for, you know, a couple hundred million dollars. Kind of lower in the byline. It also said, by the way, they gave away two warrants for every share that they sold at this 14% premium. So if you actually do the math, they actually sold it at discount. And if you actually continue that math, the higher that the asset goes up, the more dilution the vehicle gets.

And so with my vehicle selfishly or not, you know, I’m one of the largest shareholders and my brain only thinks in a creed of actions of Ether concentration per share. And so I think that if people are aware of the Ether or the asset in the underlying vehicle and understand, are they getting diluted if the price of the stock goes up or is it actually a creed of. So I think those are some of the risks. And then I think that these things need real prudent risk management, the, you know, the digital asset ecosystem is subject to material drawdowns. And you can see some of these converts that are timed, you know, two years out, you know, what happens if there’s a blue wave. Two years from now and market goes completely risk off right when the converts have to occur. And so like we think of this kind of holistically where we’re actually playing risk. We’ve thought about, you know, architecting converts over multiple year durations and then playing preferred shares that are essentially perpetual. But then we have to basically satisfy coupon of payments. So, so basically kind of displaying the two risks. So, so it’s properly risk managed. So, so I would just say that, you know, there, there are a lot of kind of subscale low lifts that I think are going to get washed up in a downturn.

And then lastly, we’ve seen this kind of nonsense where we’ve seen a lock token, you know, that may not even have come out to market yet. Be kind of exit liquidity for venture funds, where in any rational action, if I were to sell you an asset that was locked for a year or two years or four years or five years. And you were to acquire it in 99% of all of these instances, you would probably have a discount to that net asset value of the asset for the time duration risk of that liquidity. And what we’re seeing is rather than, you know, a 50% discount for holding a locked asset, these things are being kind of sold at a marked to market. Nav, which, which I don’t think is right. So, so I mean, I think those are kind of some of the silly games that we’re seeing. And what, what, what I’m going to differentiate within our vehicle as somebody who’s actually put their money where their mouth is, is, is solely working on a creative solutions.

David Gridger: Andrew, how much convert debt would you put on or and prefer it? I mean, I know you might tier it, but like, what is it? Is it 0.1? Is it 0.2 thinking about it?

Andrew Keys: Yeah, I think back of the napkin, we probably wouldn’t take on more than 20% leverage. And, and we, and we’d like to display that. And I think the converts would be split over time period. And then I think what we’ve seen is that the preferred is really a function of size. And so I think we have to kind of do the converts first and then evolve into the preferred.

David Gridger: Got it. Now, when we did the panel at Ethereum, New York, you know, I, I thought you gave the most transparent answer. It’s a one question I asked, which was, you know, in a downturn, if you’re below nav, you know, would you sell your ETH? What level does it make sense to do that? Right. To buy back shares. I mean, obviously it’s value-accretive. Yeah. You know, if it’s 0.995, maybe not, is it, is it points out? Like, what, how do you think about that? You know, it’s dependent on the market direction.

Andrew Keys: I think probably I would answer it like a slightly different way. It’s like, so we have this committed capital where we had a large tranche of Ether. And then we had a large tranche of dollars. And I think that there’s a good thought process to have dollars on hand and not necessarily deploy everything into Ether to potentially defend instances like that. And then I think that the other, the other pieces is that this vehicle is generating yield. So what we could always do is we could maintain the principle and then use some of the yield proceeds. If we find ourselves in a position like that essentially buy back shares, which would be a creative. It’s basically like buying a M and A of a, of a different vehicle at a sub M now.

David Gridger: One last question on the consolidations, right? Like what level does it make sense for you to buy others? Is it like point five, whether it’s Bitcoin or ETH if you’re above, you’re at a premium.

Andrew Keys: It depends on the terms. It depends on, you know, how much is it cost to do an M&A transaction? How much is it cost in the legal fees? Like what’s the size of the vehicle? You know, doing it for, you know, the 200th asset on coin market cap probably doesn’t make sense at all. I think that, you know, those are going to have a lot of problems.

But I mean, I think that, you know, if there’s a, you know, $100 million, $200 million. Vehicle of a liquid asset that’s trading at, you know, I think you could almost get even is close to point nine. It could be a creative. If you become laser focused and ninja like in this regard.

David Gridger: Yeah, I think that’s right. So maybe that’s one catalyst to wrap it up. Maybe let’s talk about some others. Are there any other real catalysts for The Ether Machine? Obviously the closing of the transaction that people should keep on the radar for you for, for ETH or just as a whole.

Andrew Keys: I think that we’re going to, we’re going to have a closing of the transaction. We believe that we’re going to be able to generate market leading yield without having, you know, external asset management fees. We’ve got like kind of leaders in a, in a creative M and A, you know, Dave literally ran M&A for consensus. And we have a very good instinct to the market. And, and this vehicle is the cleanest operating vehicle. There is, I’d argue in the Ethereum space. So with that, we’re probably best poised for institutional financial instrumentation.

David Gridger: All right. Well, with that, Andrew, thank you very much for coming on the level of podcast. We can you guys appreciate it.

Sean Farrell: That’s a wrap for this episode of Level Up where liquid token protocols meet the sharpest minds and institutional investing.

David Gridger: If you found value in today’s conversation, don’t forget to subscribe and share it with your network.

Sean Farrell: For more deep dives into blockchains most compelling projects, reach out to us or follow the Medici network for more insights. Until next time, keep leveling up.

Additional Information and Where to Find It

SPAC and Pubco intend to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.